March 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen Scott Anderegg Lilyanna Peyser
	Re:	Jowell Global Ltd. (CIK No. 0001805594)
Withdrawal of Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-250889)
Registration Statement on Form 8-A (File No. 001-40145)

VIA EDGAR

Ladies and Gentlemen:

On March 3, 2021, we, as the representative of the underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statements so that they may be declared effective on March 9, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statements be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk

Name: Adam Pasholk

Title: Managing Director Investment Banking

Network 1 Financial Securities, Inc.

By:	/s/ Damon Testaverde

Name: Damon Testaverde

Title: Head of Investment Banking